DEREK OIL AND GAS CORPORATION

FORM 51-901F – FOR THE YEAR ENDED JULY 31, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 DESCRIPTION OF BUSINESS

The Board of Directors of Derek Oil and Gas Corporation (the "Company", or "Derek") is pleased to present to its shareholders a summary of the Company's activities for the quarter ended July 31, 2004, and any other pertinent events subsequent to that date up to and including September 10, 2004.

The following information should be read in conjunction with the audited consolidated financial statements and related notes, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars otherwise indicated.

The Company is a "reporting" company in the provinces of British Columbia and Alberta. Its common shares are listed on the TSX Venture Exchange under the trading symbol "DRK". The Company is in the business of exploring for and developing oil and gas properties in North America. Currently the Company is exploring and developing its Wyoming oil project-LAK Ranch.

OVERALL PERFORMANCE

During the last fiscal year the Company was successful in advancing the LAK Ranch Project by bringing in two partners. Firstly, SEC Oil and Gas Partnership ("SEC"), agreed to fund $600,000 of operating costs in return for a 5% working interest in LAK Ranch. Secondly, Ivanhoe Energy Inc. ("Ivanhoe") agreed to fund $5,000,000 of capital expenditure to earn a 60% working interest in the project. Under this arrangement, Ivanhoe must fund an initial pilot stage over the next calendar year and then decide whether to proceed to a Stage One development phase. Should Ivanhoe decide not to proceed past the pilot phase, their interest reverts to a 15% working interest and Derek becomes the operator. Attracting two quality partners has enhanced the potential of the LAK Ranch Project as a prospective producing asset. Additionally, having these partners enabled the Company to raise sufficient funds to retire all existing notes payable and put Derek on stable financial footing. For example, working capital as at July 31, 2004 was in excess of $300,000 versus a working capital deficit of about $1,250,000 in the prior year.

At this time our Company is in a healthy financial condition with a working capital surplus in excess of $800,000. With LAK Ranch production forecast in 2005, management anticipates achieving positive cash flow in this fiscal year or by the first quarter of fiscal 2006.

Beyond the exploration and development success at LAK Ranch, there are several factors that could impact the Company going forward, either positively, or negatively. These include the state of the U.S. economy and the value of the US dollar, the value of the Canadian dollar, and the market price for oil. These factors are beyond the control of the Company.

RESULTS OF OPERATIONS

The current pilot phase is schedule to continue until June 2005. During this phase, Ivanhoe will:

-conduct both cyclic and continuous steam injection tests of the existing horizontal producing well, and
-acquire and process a high-resolution 3-D seismic survey.

During the last quarter the Company was successful in completing the first steam cycle at the LAK Ranch Project. This resulted in the acquisition of new reservoir data that will be used by Ivanhoe Energy, the project operator, in planning the next phase of the pilot test, continuous steaming.

Currently the second and last steaming cycle is underway. After reviewing the results of the first phase it is apparent that more steam must be put into the reservoir before meaningful production can be obtained. The operator applied for and received a permit to allow increased pressure to be applied to the reservoir. This increase in pressure will allow for a more efficient application of steam to the reservoir.

The operator projects that the second cycle of steaming should be complete by the end of October and production from this cycle could commence in November.

The 3-D seismic survey is scheduled for the late fall so as to provide minimal disruption to the site's ranching activities. Ivanhoe's cost of the seismic survey is currently budgeted at US$900,000 (originally US$ 500,000). This survey will greatly help in determining the fault characteristics and other dynamics of the reservoir. This information will be utilized to determine where to locate the vertical steam injection wells as well as the most suitable locations for the next three production wells. Continuous steaming is scheduled to begin once five vertical slim injection wells have been drilled.

After this pilot phase, Ivanhoe may elect to continue by funding a Stage One development phase. This stage is scheduled to last from July 1, 2005 to June 30, 2007. It will consist of the drilling of three new horizontal producing wells, about 15 vertical slim hole steam injection wells, six observation wells, and 12 delineation wells to test the 3-D seismic geologic model. The cost of this stage is budgeted at US$5.8 million with Ivanhoe responsible for the first US$3.9 million and all participating parties responsible for their working interest share of the balance. Derek's current budgeted portion of these fiscal 2006 costs is estimated to be US$ 665,000 and could be funded from projected LAK Ranch cash flow.

Should Ivanhoe elect not to proceed with the Stage One, its working interest dilutes to 15% and Derek would become operator.

In addition to the capital expenditures denoted above, each participant in the project is responsible for its share of the ongoing operating costs. Derek budgeted operating costs for the balance of the pilot phase are US$505,000 and are budgeted to be paid from project cash flow.

Operating results for the quarter ended July 31, 2005 are on budget.

1.4 SUMMARY OF QUARTERLY RESULTS

Quarter-Ended	7/31/04	4/30/04	01/31/04	10/31/03	7/31/03	4/30/04	01/31/03	6/30/03
Total Income	$460	(244,387)	100,937	177,386	2,786	(33,511)	41,049	2,786
Net Income (Loss)	$(276,586)	$(1,144,521)	$(90,824)	$(1,136)	$(109,316)	$(148,950)	$(90,824)	$(109,316)
Net Income (Loss) per share.	$(0.01)	$(0.06)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Variances in total revenue from quarter to quarter is caused by:

An error occurred in the accounting for the repayment of debt instruments that had a convertibility feature. The differences between the carrying value of the debt and equity portion of the debt, and the amount paid to retire the debt, were accounted for as revenue in the quarters ending October 31, 2004 and January 31, 2004. These differences were reclassified to retained earnings in the quarters ended April 30, 2004. This results in the negative income reported for the three-month periods ended April 30, 2004. A similar error correction resulted in the negative revenue reported the April 30, 2003 quarter.

Variances in Net Income (Loss) from quarter to quarter is caused by:

- the change in income from the error adjustments mentioned above,
- the change in accounting policy to expense stock option compensation added $631,956 of expenses to the quarter ended April 30, 2004, this change also resulted in an additional $35,225 of expense in July 31, 2004 versus the July 31, 2003 quarter.
- a law suit brought by Pacific Capital Markets resulted in the expensing of an additional $50,540 of shareholder communications expense in the quarter ended April 30, 2004,
- the quarters ended July 31, 2004, April 30, 2004 and January 31, 2004 had increased shareholder communications expense as the Company increased its marketing efforts,
- the increased shareholder communications efforts also increased travel costs for the last three quarters,
- legal expenses were higher for the quarter ended July 31, 2003 and for all quarters in

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fiscal 2004 as the Company successfully negotiated the farm-out agreements with SEC and Ivanhoe, and completed numerous private placements,

- the retirement of the debt owed pursuant to promissory notes resulted in lower interest costs the fiscal 2004 quarters as well as a reduction of the accretion of notes payable expense,
- consulting and management fees were higher in the quarters ending July 31, 2004, January 31 and April 30, 2004 as the management contract was reinstated to its full $10,000 month versus the reduced $5,000 per month that was paid in the prior quarters due to the financial condition of the Company, and
- office rent and office administration costs increased as staff was increased during the fiscal 2004 year. This higher level of expense continued on the current quarter and is budgeted to remain at this level for fiscal 2005.
- this increase staffing level also increased salaries and benefits.

LIQUIDITY AND CAPITAL RESOURCES

The Company is in the oil exploration and development business and is exposed to a number of risks and uncertainties inherent to the oil industry. This activity is capital intensive at all stages and subject to the fluctuations in commodities prices, market sentiment, currencies, inflation and other risks. The Company currently has no sources of revenue, and relies primarily on equity financings to fund its exploration, development and administrative activities. Material increases or decreases in the Company liquidity will be substantially determined by the success or failure of its exploration and development activities, as well as its continued ability to raise capital. The Company is not aware of any trends, demands, commitments, events or uncertainties that may result in its liquidity either materially increasing or decreasing at present or in the foreseeable future.

As of the date of this management discussion and analysis, the Company had working capital of approximately $800,000. As additional sources of capital, the Company also has 3,010,000 options and 2,793,601 warrants outstanding at exercise prices ranging from $0.15 to $0.90. This gives Derek greater flexibility on the timing for any further financing from the public markets.

Our current working capital commitments include $4,500 per month for rent, $15,000 per month for management and consulting fees and $20,000 per month for administrative support. Total general and administrative costs, including the commitments listed, for the year is budgeted to be about $900,000. The first quarter loss of $276,586 less the non-cash expense of stock options of $35,225 would pro-rate to an annual cost of $969,444 or an increase of 8% from budget. This increase over budget is due to an increase in shareholder communications and travel expense.

The Company's current property payments and budgeted work commitments for the remainder of the current financial year ended April 30, 2005 are summarized as follows:

	LAK RANCH	DEREK $
Revenue projected	35-60 % Derek, 10%	Nil to $1,460,000

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	SEC, and balance to Ivanhoe	
Property payment	None required	Nil
Required development costs	100% Ivanhoe	Nil
Required operating costs	35-60% Derek, 5% SEC and balance to Ivanhoe	$681,750
Total net budgeted cash flow	$nil	$560,000

The total of all budgeted amounts for property development and required operating cost commitments is $681,750. When added to budgeted administrative costs for the balance of fiscal 2005 of $675,000 this gives a total budgeted costs for the this fiscal year of approximately $1,356,750 and current budgeted revenue from LAK Ranch is approximately $1,460,000, giving Derek a net budgeted cash flow of about $103,250 to April 30, 2005. The decrease in the budgeted revenue is due to a projected 60-day delay in starting continuous steaming operations. This reduced the previously estimated positive cash flow estimate for the period by about $250,000. The reason for the delay was the permitting required to allow for an increase in the pressure applied to the reservoir. The permits are now in place and no further delays are anticipated. As this is a pilot phase, however, there can no assurance that any meaningful revenues will be generated by April 30, 2005. If no revenue were realized in fiscal 2005, Derek would require $1,356,750 to meet its current budgeted expenses. With only $800,000 of working capital currently raised an additional $556,750 would have to be either raised in the capital markets or cut from the current budgeted administrative costs.

The budgeted revenues and costs are based on modeling and projections done by Ivanhoe, the project operator and assume that a daily production level from the existing horizontal well of 130 Bpd in 2004 and 290 Bpd in 2005. LAK Ranch is in a pilot phase as no assurance can be given that these production levels will be achieved. All operating and capital expenditures at LAK Ranch are results driven. Operating activities and expenditures may increase or decrease depending on the rate of success during the pilot phase. The Company has no debt instruments at this time and all the Company's funds are unencumbered and available for use as working capital.

1.6 OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements at the time of this management discussion and analysis.

RELATED PARTY TRANSACTIONS

The Company has an ongoing contract with the President that he be paid $10,000 per month for management services. Payments under this contract were voluntarily reduced to $5,000 per month until October 2003.

The Company has an ongoing contract with an officer of the Company that he be paid $3,500.00 per month.
He provides daily administrative services to the Company.

There are no other related party contracts.

FINANCIAL INSTRUMENTS

At this time all the Company's financial instruments have short (less than 3 months) periods to maturity. The Company does not at this time have a hedge or other commodity risk control strategies in place. Management will consider employing such strategies once LAK Ranch is advanced beyond the current pilot phase.

CRITICAL ESTIMATES

In expensing incentive stock options we have estimated a risk free interest rate of 3%, a dividend yield of 0%, an expected option life of 5 years with a stock price volatility of 75-96%.

We have also estimated that the value of Derek's 60% holding in LAK does meet or exceed its historical carrying value of $13,814,938. This implies a net realizable value of LAK Ranch of about $23 million. As this value is below the 15 % net present value ascribed the project by the Company's independent 51-101 report management is confident in the valuation at this time. This report uses the following estimates: oil price range of US$28-35 over the economic life of the project; with capital cost of US$2-2.50 per barrel; and operating costs of US$10-12 per barrel.

The Company regularly reviews the carrying value of its oil and gas properties, which are currently unproven, by reference to the project economics as described above, the timing of exploration and development work, the work programs and the results achieved on the project. Where impairment occurs a charge to earnings would be made.

It should be noted that the recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable oil reserves, maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to bring the reserves into production, and upon future profitable production or proceeds from the disposition of properties. The amount shown ($13,814,938) represents net costs to date, less amounts depleted or written off, and does not necessarily represent present or future values.

The budgeted revenues and costs referred to in this Management Discussion and Analysis include various estimates used by the project operator, Ivanhoe Energy. These include a realized price for oil of $26.00 US per barrel.

1.10 ACCOUNTING POLICIES

The Company follows the full cost method of accounting for oil and gas interests rather than the successful completion method.
Under the full cost method all costs of acquiring, exploring for and developing oil and gas reserves are capitalized.

Capitalized costs of proven reserves and equipment will be depleted using a unit of production method based upon the estimated proven reserves, net of royalties. Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the capitalized costs. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the capitalized costs and the resultant profit or loss is taken into income.

Additional information, including Derek's Alternative Annual Information Form, is available on SEDAR at www.sedar.com. And at the Company's web site at www.derekoilandgas/com

1.13 ADDITIONAL INFORMATION FOR VENTURE ISSUER'S WITHOUT SIGNIFICANT REVENUE

LAK RANCH PROJECT	July 31, 2004	July 31, 2003
Acquisition costs	$	$
Opening balance	(94,045)	36,588
Acquisition costs	-	-
Closing balance	(94,045)	36,588
Exploration and development costs		
Opening balance	13,908,983	14,180,428
Surface preparation and construction	-	-
Field house, water and power	(17,633)	-
Professional engineering	934	-
General repairs and maintenance	-	-
Travel and vehicle	-	-
Field site insurance	-	-
Direct administration	-	-
Deferred costs	144,752	-
Direct wages	953	-
Less:		
SEC Limited Partnership Costs	(144,752)	-
Closing balance	13,893,237	14,180,428
Total	13,799,192	14,217,018

The negative cost reflected in site water and power reflects the sale of a reverse osmosis system that Ivanhoe determined to be redundant. SEC Oil and Gas contributions paid for the deferred costs invoiced by Ivanhoe for the period. Derek paid some engineering and staffing bills for its own account in the quarter.

Schedule of General and Administrative Expenses	July 31,2004 $	July 31,2003 $
EXPENSES		
Bank charges and interest	300	18,355
Consulting fees	15,612	4,228
Foreign exchange loss (gain)	2,354	(4,047)
Legal and audit fees	20,406	8,309
Management fees	30,000	20,000
Office administration and other	20,514	4,977
Office rent and services	14,152	5,930
Salaries and benefits	44,729	19,760
Shareholders information	58,677	2,720
Stock exchange and filing fees	1,488	2,000
Telephone and fax	5,055	3,293
Transfer fees	2,749	1,818
Travel to site and administrative	25,785	1,092
Lak Operating Costs	-	23,667
Stock option expense	35,225	-
	277,046	112,102
Interest and other income	460	2,786
Loss for the period	(276,586)	(109,316)

Schedule of Share Capital

	As of the date of this Management Discussion and Analysis
Common Shares outstanding	32,388,293
Options outstanding	3.010,000
Warrants outstanding	2,793,601
Fully diluted share capital	38,191,894

Derek Oil and Gas Corporation
July 31, 2004
Schedule B: Supplementary Information

(1)   For the current quarter:

(a) $146,639 in exploration and development costs were incurred during the quarter, and deferred to the LAK Ranch project, and recoveries of $162,385 were realized resulting in a net decrease in oil and gas properties of $15,746 for the quarter.

(b)   general, administrative and operating expenses are broken down on the statement of loss and deficit and total $276,586 for the quarter, and

(c)   non-arms length expenditures, including management fees, consulting fees, professional fees and benefits totaled $45,000, of which $nil was deferred to the LAK Ranch Property.

(2)   For the quarter under review:

(a)   Securities Issued –

During the quarter, 488,834 shares were issued for total proceeds of $109,766.
All of the shares issued were on exercise of share purchase warrants.

     (b)   Options Cancelled and Granted –

During the quarter 150,000 incentive stock options were granted with an exercise price of $0.65. These options expire May 27, 2009. Also, 65,000 incentive stock options were granted with an exercise price of $0.61. These options expire June 7, 2009. A further 25,000 incentive stock options were granted with an exercise price of $0.48. These options expire July 25, 2009.

     (c)   Securities Expired –

          none

Derek Oil and Gas Corporation
July 31, 2004
Schedule B: Supplementary Information (cont'd)

(3)   As at the end of the quarter:

(a)   Authorized capital: 100,000,000 common shares
        Issued and outstanding: 30,654,627 common shares

(b)   Summary of options –

Number of Options	Exercise Price	Expiry Date
1,625,000	0.15	July 3, 2008
25,000	1.05	November 5, 2005
350,000	0.28	September 4, 2008
100,000	0.30	September 30, 2008
130,000	0.60	March 25, 2009
60,000	0.65	November 2, 2008
480,000	0.80	November 30,2008
150,000	0.65	May 27, 2009
65,000	0.61	June 7, 2009
25,000	0.48	July 25, 2009

Summary of warrants –

Number of Warrants	Exercise Price	Expiry Date
1,100,834	$0.20	August 12, 2004
1,305,834	$0.45	August 31, 2004
333,333	$0.20	September 23, 2004
1,500,000	$0.40	November 7, 2004
495,774	$0.40	November 5, 2004
100,000	$0.45	December 13, 2004
364,500	$0.90	February 5, 2006

(d)   At period end the total number of shares in escrow or subject to a pooling agreement: nil shares.

(e)   List of Directors: (f)   List of Officers

Barry C.J. Ehrl   Barry C.J. Ehrl-President & CEO
Edward G. Byrd   Brent Ehrl-Secretary
John Lush   Robert Swenarchuk-Vice President
Patrick Boswell   Alan Stevens-Vice President-operations
Alan Stevens

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